5/24/16

16003164

SEC Mail Processing Section
FEB 26 2016
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SEC FILE NUMBER
8-12140

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bishop Rosen & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

100 Broadway

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Isaac Schlesinger (212) 602-0650

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP

(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/8

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Robert Rosen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Bishop Rosen & Co., Inc.** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature: Thomas Murphy] 2/24/16
Notary Public

THOMAS MURPHY
Notary Public, State of New York
No. 01MU6028912
Qualified in New York County
Commission Expires: August 9, 2017

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBSM LLP
Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Bishop, Rosen & Co., Inc.

We have audited the accompanying financial statements of Bishop, Rosen & Co., Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission Regulation 1.10, and the related notes to the financial statements and supplemental information. Bishop, Rosen & Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bishop, Rosen & Co., Inc. as of December 31, 2015, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Bishop, Rosen & Co., Inc.'s financial statements. The supplemental information is the responsibility of Bishop, Rosen & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, NY
February 25, 2016

BISHOP, ROSEN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	504,327
Restricted cash - clearing accounts		266,754
Due from clearing firm		149,330
Other receivables		3,791
Prepaid expenses		52,181
Marketable securities		56,235
Property and equipment, net		30,046
Other assets		116,813
Total Assets	$	1,179,477
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	33,250
Accrued commissions and compensation		143,919
Due to clearing firm		-
Loan payable		-
Total Liabilities		177,169
Stockholder's Equity:		
Common stock, $0.10 par value; 52,800 shares authorized; 15,215 shares issued and outstanding		1,521
Additional paid-in capital		397,518
Retained earnings		1,150,245
Treasury stock - at cost		(546,976)
Total stockholders' equity	$	1,002,308
Total liabilities and stockholders' equity	$	1,179,477

See notes to financial statements.

BISHOP, ROSEN & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions	$ 4,157,517
Syndicate fees	51,721
Net realized gain on the sale of marketable securities	91,730
Net unrealized loss on marketable securitie	(2,377)
Interest and dividends	85,480
Distribution Fees	558,480
Other income	382,116
Total revenue	5,324,667
Expenses:	
Compensation and benefits	3,635,513
Clearing and floor brokerage	322,003
Occupancy and utilities	630,357
Marketing and data access fees	203,125
Professional fees	68,333
Insurance	46,529
Office expenses and supplies	107,972
Depreciation and amortization	18,432
Travel and entertainment	143,024
Dues, subscriptions and fees	2,716
Other operating expenses	195,696
Total expenses	5,373,700
Net loss	$ (49,033)

See notes to financial statements.

BISHOP, ROSEN & CO., INC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock - Shares	Common Stock - Shares	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2015	15,215	$ 1,522	$ 397,518	$ 1,199,277	$ (546,976)	$ 1,051,341
Net loss	-	-	-	(49,033)	-	(49,033)
Balance, December 31, 2015	15,215	$ 1,522	$ 397,518	$ 1,150,244	$ (546,976)	$ 1,002,308

See notes to financial statements.

BISHOP, ROSEN & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net loss	$	(49,033)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		18,432
(Increase) decrease in operating assets:		
Due from clearing broker		53,079
Other receivables		23
Prepaid expenses		23,044
Marketable securities		6,477
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(12,675)
Accrued commissions and compensation		(98,539)
Due to clearing firm		(100)
Loans payable		(49,997)
Net cash used by operating activities		(109,289)
Cash flows from investing activities:		
Acquistion of fixed assets		(10,016)
Restricted cash-clearing account		(1,175)
Net cash used by investing activities		(11,191)
Cash flows from financing activities:		
Stockholder's contributions		-
Net decrease in cash and cash equivalents		(120,480)
Cash, beginning of year		624,807
Cash, end of year	$	504,327
Supplemental cash flow disclosures		
Interest paid	$	-

See notes to financial statements.

1. Organization

Bishop, Rosen & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA").

The Company is primarily engaged in a single line of business as a securities broker and dealer which is comprised of several classes of service, such as principal transactions, agency transactions and underwriting. The principal market for the Company's service is in the United States.

All customer accounts are cleared through and carried with National Financial Services on a fully disclosed basis.

Effective April 1, 2014, the Company filed an election for S corporation status and converted from a C to a New York S corporation pursuant to Chapter 1 of the Internal Revenue Code.

2. Significant Accounting Policies

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in U.S. Dollars. The following is a summary of significant accounting and reporting policies followed by the Company:

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the balance sheet date to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements.

(b) Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing these financial statements are reasonable, however actual results could differ from these estimates and the differences could be material.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Effective June 1, 2008, the Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the Company were determined using the following categories at December 31, 2015:

		Quoted prices in active markets (Level 1)		Value at December 31, 2015
Investments	$	56,337	$	56,337
Cash equivalents		34,586		34,586
Total	$	90,923	$	90,923

Cash and cash equivalents of approximately $504,327 include money market securities of $34,586 that are considered to be highly liquid and easily tradable as of December 31, 2015. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

(d) Revenue Recognition

The Company earns revenue (commissions) from brokerage activities, which are reported from National Financial Services, and recognized on the day of trade – trade date basis. Syndicate fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

(e) Marketable Securities

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the guidance for "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value.

Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Off-Balance-Sheet Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company. At December 31, 2015, there were no amounts to be indemnified to the clearing brokers.

3. Marketable Securities

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of trading securities such as publicly traded common stock and trading options. Their cost and estimated fair and market value at December 31, 2015 are as follows:

	Cost	Unrealized Gain	Fair Value
Common stock	$ 26,829	$ 29,508	$ 56,337

4. Property and Equipment

Property and equipment consists of the following at December 31, 2015:

	Life	
Furniture	7 years	$ 150,618
Equipment	5 years	626,472
Leasehold improvements	10 years	779,420
		1,556,510
Accumulated depreciation		(1,526,464)
Property and equipment, net		$ 30,046

Depreciation and amortization expense for the period ended December 31, 2015 was $18,432.

5. Income Taxes

Effective April 1, 2014, the Company filed an election for S corporation status and converted from a C to S corporation pursuant to Chapter 1 of the Internal Revenue Code. As an S corporation, the Company is treated, for federal tax purposes, as a pass-through entity.

The years open for IRS examination for the Company are the periods ending March 31, 2013 – March 31, 2015.

6. Commitments and Contingencies

(a) During the year ended, December 31, 2015, Stephen Barr, a former employee, instituted litigation in New Jersey civil court against the Company. He alleges violation of wage laws and improper withholding of his earnings. He has asserted claims asking for an award of $220,000. The Company believes Mr. Barr's case has no merit and intends to defend itself vigorously.

(b) The Company leases office space in New York City and Boston. Rent expense totaled $566,118 for the period ended December 31, 2015. The lease expires on September 30, 2016 and the Company is currently exploring other options.

Future minimum annual payments under all lease agreements are as follows:

For the years ended December 31,

2016	S	398,549
2017	$	-0-

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $704,679 which was $604,679 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 25%.

8. Subsequent Events

The Company has evaluated all other subsequent events from the balance sheet date through February 25, 2015. There have been no material subsequent events which require recognition or disclosure.

Supplemental Information

BISHOP, ROSEN & CO., INC.
SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Computation of net capital		
Total stockholder's equity	$	1,002,308
Less - Non-allowable assets		
Due from other brokers - over 30 days		50,000
Property and equipment		30,046
Other assets		189,538
Net capital before haircuts on securities positions		732,724
Haircuts and undue concentrations		28,045
Net capital	$	704,679
Computation of aggregate indebtedness		
Accounts payable and accrued expenses includable in aggregate indebtedness	$	177,169
Aggregate indebtedness	$	177,169
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	11,811
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	604,679
Excess net capital at 1000 percent	$	686,962
Ratio: aggregate indebtedness to net capital		25%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.

Schedule II

Bishop, Rosen & Co., Inc,

December 31, 2015

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

Bishop, Rosen & Co., Inc. is claiming exemption due to the fact that all customer transactions are cleared through National Financial Services on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

During the period ended December 31, 2015, Bishop, Rosen & Co., Inc., met without exception the aforementioned exemption provisions of Rule 15c3-3.

I, Isaac Schlesinger, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: V.P.

Date: 2/25/16

RBSM LLP
Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Bishop, Rosen & Co., Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3 (Schedule II), in which (1) Bishop, Rosen & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bishop, Rosen & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k) (2) (i), the "exemption provisions") and (2) Bishop, Rosen & Co., Inc. stated that Bishop, Rosen & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bishop, Rosen & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bishop, Rosen & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 25, 2016

RBSM LLP
Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Stockholders
Bishop, Rosen & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2014, which were agreed to by Bishop, Rosen & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Commodity Futures Trading Commission (CFTC), solely to assist you and the other specified parties in evaluating Bishop, Rosen & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. Bishop, Rosen & Co., Inc.'s management is responsible for Bishop, Rosen & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
February 25, 2016

Bishop, Rosen & Co., Inc.
Financial Statements and Schedules
For the Period Ended December 31, 2015
(With Independent Auditors' Report Thereon
And Supplemental Report on Internal Control)